Exhibit (a)(5)(ii)

Tortoise Announces Tender Offers for its Closed-End Funds

Tortoise Energy Infrastructure Corp. (NYSE: TYG)

Tortoise Midstream Energy Fund, Inc. (NYSE: NTG)

Tortoise Pipeline & Energy Fund, Inc. (NYSE: TTP)

Tortoise Energy Independence Fund, Inc. (NYSE: NDP)

Tortoise Power and Energy Infrastructure Fund, Inc. (NYSE: TPZ)

FOR IMMEDIATE RELEASE

OVERLAND PARK, KS – October 3, 2022 – Tortoise announced today the commencement of cash tender offers for each of the following Funds.

Fund	Tender Offer Amount
TYG	Up to 5% or 596,395 of its outstanding common shares
NTG	Up to 5% or 282,149 of its outstanding common shares
TTP	Up to 5% or 111,388 of its outstanding common shares
NDP	Up to 5% or 92,299 of its outstanding common shares
TPZ	Up to 5% or 326,324 of its outstanding common shares

Each tender offer will be conducted at a price equal to 98% of each Fund’s net asset value (NAV) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires. Each tender offer will expire at 5:00 P.M., Eastern Time on November 1, 2022 or on such later date to which the offer is extended. The pricing date will also be November 1, 2022, unless extended. If the number of shares tendered exceeds the maximum amount of a tender offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional shares). Accordingly, there is no assurance that a Fund will purchase all of a shareholder's tendered common shares in connection with the relevant tender offer.

Each Fund may sell portfolio instruments during the pendency of its tender offer to raise cash for the purchase of common shares. Thus, it is likely that during the pendency of each tender offer, and possibly for a short time thereafter, each Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents. This larger cash position may interfere with a Fund's ability to meet its investment objectives and invest consistent with its investment strategy.

Each tender offer is being made on the terms and subject to the conditions set forth in the relevant Fund's tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) that has been filed with the Securities and Exchange Commission (the "SEC"). All of these documents contain important information about the relevant Tender Offer. Shareholders of each Fund should read their documents carefully as they contain important information about the relevant Tender Offer. Shareholders of each Fund can obtain a free copy of the relevant documents at the SEC's website at www.sec.gov or from the Fund by calling Georgeson LLC, the Fund's information agent for the tender offer, at 1-877-278-9672 for TYG, 1-888-666-2580 for NTG, 1-866203-9401 for TTP, 1-866-432-2791 for NDP, and 1-877-668-1646 for TPZ.

As previously announced, the second conditional tender offer measurement period is from August 1, 2022 through July 31, 2023 with a 10% discount threshold and repurchase price of 98% of NAV.

About Tortoise

Tortoise focuses on energy & power infrastructure and the transition to cleaner energy. Tortoise’s solid track record of energy value chain investment experience and research dates back more than 20 years. As one of the earliest investors in midstream energy, Tortoise believes it is well-positioned to be at the forefront of the global energy evolution that is underway. With a steady wins approach and a long-term perspective, Tortoise strives to make a positive impact on clients and communities. To learn more, please visit www.TortoiseEcofin.com.

Tortoise Capital Advisors, L.L.C. is the adviser to Tortoise Energy Infrastructure Corp., Tortoise Midstream Energy Fund, Inc., Tortoise Pipeline & Energy Fund, Inc., Tortoise Energy Independence Fund, Inc. and Tortoise Power and Energy Infrastructure Fund, Inc.

For additional information on these funds, please visit cef.tortoiseecofin.com.

6363 College Boulevard, Overland Park, KS 66211  |  Main 1-913-981-1020  |  Fax 1-913-981-1021  |  www.TortoiseEcofin.com

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. Each Tender Offer will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the Funds will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they would contain important information about the tender offer.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are "forward-looking statements." Although the funds and Tortoise Capital Advisors believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the fund’s reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required by law, the funds and Tortoise Capital Advisors do not assume a duty to update this forward-looking statement.

Contact information
For more information contact Jen Ashlock at (913) 981-1020 or info@tortoiseecofin.com.